SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K



     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 1-15967 (The Dun & Bradstreet Corporation)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Profit Participation Plan of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, NJ 07078

Profit Participation Plan of
The Dun & Bradstreet Corporation
Table of Contents
--------------------------------------------------------------------------------


                                                                                                            Pages

Report of Independent Accountants                                                                             1

Statements of Net Assets Available for Plan Benefits as of
   December 31, 2002 and 2001                                                                                 2

Statement of Changes in Net Assets Available for Plan Benefits
   For the year ended December 31, 2002                                                                       3

Notes to Financial Statements                                                                              4 - 10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2002*                            11

Signatures                                                                                                   12

Exhibit 23: Consent Of Independent Accountants                                                               13

Exhibit 99: Certifications                                                                                   14



*Other schedules required by Section 2520.103-10 of the Department of Labor's
  Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Management Employee Benefits Committee of the Board of Directors of The Dun & Bradstreet Corporation:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP
May 30, 2003

Profit Participation Plan of
The Dun & Bradstreet Corporation
Statements of Net Assets Available for Plan Benefits
(Dollars in Thousands)
--------------------------------------------------------------------------------

                                          December 31,            December 31,
                                              2002                    2001
Assets

Investments (See Note 3)                  $ 616,251                $705,331
                                          ----------               ---------
Receivables:
Employer contributions receivable                -                      229
Participant contributions receivable             -                      697
                                          ----------               ---------
Total receivables                                -                      926
                                          ----------               ---------
Net Assets Available for Plan Benefits     $616,251                 $706,257
                                          ----------               ----------





               See accompanying notes to the financial statements.

Profit Participation Plan of
The Dun & Bradstreet Corporation
Statements of Changes in Net Assets Available for Plan Benefits
(Dollars in Thousands)
--------------------------------------------------------------------------------


                                                                       Year Ended
                                                                       December 31,
                                                                          2002

Additions:
Additions to net assets attributed to:
Investment (loss) income:
Net depreciation in fair value of investments (see Note 3)                $ (71,058)
Interest income                                                              13,384
Dividends received                                                            1,336
                                                                      --------------

                                                                            (56,338)
Less investment expenses                                                        (52)
                                                                      --------------
Net Investment Loss                                                         (56,390)
                                                                      --------------
Contributions:
Participant                                                                  20,726
Employer                                                                      9,788
Transfer from iMarket 401K plan (see Note 1)                                  1,724
                                                                      --------------
Total Contributions                                                          32,238
                                                                      --------------
Total Additions                                                             (24,152)
                                                                      --------------
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants                                                60,538
CSC Payments and Rollovers (see Note 1)                                       5,316
                                                                      --------------
Total Deductions                                                             65,854
                                                                      --------------

Net Decrease                                                                (90,006)

Net assets available for plan benefits:
Beginning of year                                                            706,257
                                                                      --------------
End of year                                                                $ 616,251
                                                                      --------------



               See accompanying notes to the financial statements.

Profit Participation Plan of
The Dun & Bradstreet Corporation
Notes to Financial Statements
--------------------------------------------------------------------------------



1.   Background and Plan Description

The Dun & Bradstreet Corporation established The Dun & Bradstreet Defined Contribution Plan Trust (the "Trust") for the purpose of holding the assets of The Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan").

During 2001, the Company acquired 100% of iMarket. The Plan has been amended effective January 1, 2002 to include eligibility and vesting requirements for iMarket employees. In January 2002, assets totaling $1.72 million were transferred into the Plan from the iMarket 401(k) plan.

As of July 31, 2002, Dun & Bradstreet outsourced certain technology functions, including data center operations, to Computer Sciences Corporation "CSC". In connection with the transaction the Company amended the Plan to effect full vesting for employees terminated by D&B in connection with the outsourcing to CSC. As a result of the amendment, terminated participants related to the CSC outsourcing were permitted to either have their fully vested balance transferred to a CSC plan, have their fully vested balance remain in the Plan or have their fully vested balance distributed. Distributions that were not rolled into qualified plans may be subject to tax and penalties. The impacted employees will no longer be able to contribute to the Plan. To the extent a participant elected to make a direct rollover of his or her account balance to a CSC plan, any outstanding loan was, to the extent elected, also transferred as part of the direct rollover transaction.

The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").


Eligibility

Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.


Contributions

Each eligible participant may contribute up to 16% of covered compensation to the Plan on a combination of pre and/or post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (IRC). The Company makes minimum matching contributions equal to 50% of the first 6% of covered compensation contributed by the participant. In addition, the Company also makes an additional match if the increase in the Company's current year earnings per share ("EPS") is greater than 10% over the prior year EPS of the Company (the "EPS Match"). The amount of the EPS Match is determined for each participant based on the extent to which the average increase in EPS exceeds 10%. The EPS Match is made in the form of Dun & Bradstreet Corporation Common Stock.


Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan's investment funds as designated by the participant. Prior to 2001, the EPS Match was participant directed, however the plan was amended in the year ended 2001 that made the EPS Match non-participant directed. The EPS Match allocated to each participant may not be transferred from the Dun & Bradstreet Common Stock Fund until the participant reaches the age of 50. The Plan was amended in 2002 to allow a terminated participant to transfer funds from the Common Stock Fund prior to reaching the age of 50. In addition, participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund are allocated in proportion to the participant's account balance in that fund on a daily basis.

The  Plan currently offers the following thirteen funds:

1. The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. For fixed rate contracts, the interest rate of each contract depends on market conditions at the time the contract is negotiated and the length of the contract. For floating rate contracts, the interest rate is based on the yield of a market index chosen at the time the contract is negotiated and is reset quarterly based on changes in the index's yield.

2.   The PIMCO Total Return Fund - Administrative Class is invested primarily in
     investment-grade    bonds,    including   U.S.    government,    corporate,
     mortgage-backed and foreign bonds.

3. The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 index fund and approximately 40% in a U.S. fixed income index fund. The Fund holds units of Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Market Fund K.

4. The Dun & Bradstreet Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity.

5. The Moody's Common Stock Fund is invested primarily in the common stock of Moody's Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. No new contributions or transfers in are allowed.

6. The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

7. The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered "blue chip" by the fund's portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

8. The Fidelity Diversified International Fund is invested at least 65% in stocks of companies based outside of the U.S. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

9. The Fidelity Equity Income Fund is normally invested at least 65% in assets of income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

10. The Fidelity Low-Priced Stock Fund is normally invested at least 65% of total assets in "low-priced" common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the funds portfolio manager considers undervalued.

11. The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. The Fund holds units in Barclays Global Investors Extended Equity Market Fund K.

12. The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. The Fund holds units in Barclays Global Investors EAFE Equity Index Fund T.

13. The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S.
     - based companies. The Fund holds units in Barclays Global Investors Equity Index Fund T.



Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. On termination of employment due to death, retirement or disability, a participant or his or her beneficiary is entitled to receive the vested amount allocated to the participant's account as a lump sum distribution or in annual installments over a period of not longer than 20 years. Distributions from participant accounts with $5,000 or less are required to be lump sum payments.


Participant Loans

Participants may obtain loans from the Plan, which are secured by the vested balance in their account. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two general-purpose loans and one principal residence loan. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant's vested account balance or $50,000, limited by existing outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2002 and 2001, interest on participant loans ranged between 6.25% and 11.5%, and 6.75% and 11.5%, respectively.


Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant's Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he/she becomes totally and permanently disabled or dies.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2002 were $1,433,049. As of December 31, 2002, forfeited participant accounts totaled $110,993 and will be used to reduce future Company contributions.


Administration of the Plan

The Plan is administered by the Management Employee Benefits Committee appointed by the Board of Directors of the Company. Fidelity Management Trust Company ("The Trustee") is the Trustee of the Plan and has custody of the Plan's assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.


Plan Termination

While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the ERISA and the Internal Revenue Code which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.


2.       Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and to disclose contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.


Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.


Payment of Benefits Benefits

Benefits are recorded when paid.


Investment Valuation

Investments in Mutual Funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Investments in common stock are valued based on their closing quoted market price on the last business day of the Plan year. Common/Collective Trusts are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. Fair values of underlying investments not having an established market are determined by the fund managers, by reference to quoted market values and other financial data pertaining to investments of a similar nature, quality, and yield. Investments in benefit responsive contracts with insurance companies are valued at contract value.


Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

3.       Investments

         Investments held by the Plan at December 31, 2002 and 2001 are summarized as follows (in thousands):


                                                December 31,
                                             2002            2001

At fair value:
Common Stocks                              $  96,225      $103,307
Common/Collective Trusts                     210,394       296,513
Mutual Funds                                  57,446        60,233
Money Market Funds                             9,876        11,354
Participant Loans                              6,783         7,959

At Contract Value:
Insurance Contracts                          235,527       225,965
                                     ----------------  ------------

Total Investments Held by the Plan         $ 616,251      $705,331
                                     ----------------  ------------




     Investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are identified as follows (in thousands):

                                                                                             December 31,
                                                                                         2002             2001

Common Stocks:
The Dun & Bradstreet Corporation Common Stock                                          $ 39,332         $ 39,626
Moody's Corporation Common Stock                                                         56,892           63,681

Common/Collective Trust:
Barclays Global Investors S&P 500 Index                                                 158,552          227,770

Insurance Contracts:
Connecticut General Life Insurance                                                       25,254           48,365
Massachusetts Mutual                                                                     37,361           34,871
Metropolitan Life Inc Co.                                                                54,486           51,952
New York Life Insurance                                                                  12,500           35,547
Principal Life Insurance                                                                 43,019           47,032
Travelers Insurance Company                                                              35,324            8,197

Other (investments individually less than 5%)                                           153,531          148,290
                                                                                     --------------   --------------
Total Investments                                                                       616,251          705,331
                                                                                     --------------   --------------

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated
     in   value   as   follows    (in    thousands):

                                                                            Year Ended
                                                                           December 31,
Net (Depreciation)/Appreciation:                                              2002

Common Stock:
The Dun & Bradstreet Corporation Common Stock                             $   (1,764)
Moody's Corporation Common Stock                                               3,373

Common/Collective Trusts:
Barclays Global Investors Mid and Small Capitalization Index Fund             (5,387)
Barclays Global Investors S&P 500 Index Fund                                 (48,324)
Barclays Global Investors International Equity Index Fund                     (2,035)
Barclays Global Investors Balanced Index Fund                                 (2,458)

Mutual Funds:
Fidelity Equity Income Fund                                                   (1,358)
Fidelity Blue Chip Growth Fund                                                (3,213)
Fidelity Low-Price Stock Fund                                                 (1,284)
Fidelity Aggressive Growth Fund                                               (8,000)
Fidelity Diversified International Fund                                         (741)
PIMCO Total Return Fund - Administrative Class                                   133
                                                                   ------------------
Total net depreciation                                                    $  (71,058)
                                                                   ------------------



    4. Nonparticipant-Directed Investments

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed EPS Match is as follows:

                                                                                            December 31,
                                                                                    2002                  2001

Net Assets:
The Dun & Bradstreet Corporation Common Stock                                   $  3,858,463              $      -


                                                                              Year Ended
                                                                             December 31,
                                                                                 2002
Changes in Net Assets:
Contributions                                                                   $  5,243,452
Net depreciation in fair value of investments (see Note 3)                          (939,215)
Less investment expenses                                                              (1,752)
Benefits paid to participants                                                       (203,659)
Forfeitures                                                                           (8,161)
Transfers to participant-directed investments                                       (232,202)
                                                                          -------------------
                                                                                $  3,858,463
                                                                          -------------------



5.   Contracts with Insurance Companies

     The Plan has entered into benefit-responsive investment contracts with various insurance companies. The average life of the contracts are 3 to 5 years. Participants in the Plan can invest in these contracts by allocating a percentage of their contributions into the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investment contracts and charged for participant withdrawals. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 1.99% to 7.14% for 2002 and 4.44% to 7.14% for 2001. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter. The fair value of the contracts as of December 31, 2002 and 2001 were $243,234,703 and $232,153,720, respectively.

6.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the letter does not address Plan amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements.

7.   Related-Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $51,835 for the year ended December 31, 2002.

8.   Subsequent Event

     On January 1, 2003, the assets of Harris Infosource International, Inc. 401(K) Profit Sharing Plan and Trust (the "Harris Plan") were transferred into the Plan. Harris Plan participants became 100% vested in their Harris Plan balances upon transfer to the Plan, and Harris Plan participants will be covered under all Plan provisions. Harris Plan assets were invested in comparable investment fund options in the Plan. Prior to the transfer of assets, the Harris Plan participants were permitted to change those investment fund options.

Profit Participation Plan of
The Dun & Bradstreet Corporation
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2002
-------------------------------------------------------------------------------

                                                              Price Per      Number of     Fair Market
Description of Investments                                    Share/Unit   Shares/Units       Value

Common Stocks:
The Dun & Bradstreet Corporation Common Stock                       34.49       1,140,399   $ 39,332,362
Moody's Corporation Common Stock                                    41.29       1,377,872     56,892,335
                                                                                          ---------------
                                                                                              96,224,697
Common/Collective Trusts:
Barclays Global Investors Mid/Sm Cap Index Fund                     18.77       1,189,238     22,321,997
Barclays Global Investors S&P 500 Index Fund                        25.39       6,244,656    158,551,816
Barclays Global Investors International Equity Index Fund            6.64       1,332,318      8,846,592
Barclays Global Investors Balanced Index Fund                        9.26       2,232,606     20,673,931
                                                                                          ---------------
                                                                                             210,394,336
Mutual Funds:
Fidelity Equity Income Fund*                                        39.67         153,903      6,105,334
Fidelity Blue Chip Growth Fund*                                     31.94         295,978      9,453,539
Fidelity Low-Priced Stock Fund*                                     25.17         417,685     10,513,134
Fidelity Aggressive Growth Fund*                                    11.19         981,321     10,980,983
Fidelity Diversified International Fund*                            17.16         370,675      6,360,784
PIMCO Total Return Fund - Administrative Class                      10.67       1,315,123     14,032,364
                                                                                          --------------
                                                                                              57,446,138
Insurance Contracts:
Connecticut General Life Ins  #25277  4/01/03  6.10%                 1.00      25,254,319     25,254,319
Massachusetts Mutual  #35055  10/01/03  7.14%                        1.00      37,360,998     37,360,998
Metropolitan Life Inc Co  #25835  10/01/04  5.63%                    1.00      13,207,642     13,207,642
Metropolitan Life Inc Co  #28352  4/01/05  4.64%                     1.00      41,278,817     41,278,817
New York Life Insurance  #GA31397  3/31/06  1.99%                    1.00       5,500,000      5,500,000
New York Life Insurance  #GA31459  10/01/07  2.17%                   1.00       7,000,000      7,000,000
Pacific Life Insurance Co.  #G-26694-01  10/03/05  5.48%             1.00      27,581,858     27,581,858
Principal Life Insurance  #4-04402-06  3/31/03  6.00%                1.00      12,645,463     12,645,463
Principal Life Insurance  #4-04402-07  9/30/03  6.91%                1.00      18,276,023     18,276,023
Principal Life Insurance  #4-04402-08  3/31/04  3.28%                1.00      12,098,016     12,098,016
Travelers Insurance Co  #18419  10/2/06  3.72%                       1.00      35,323,706     35,323,706
                                                                                           --------------
                                                                                             235,526,842
Money Market Funds:
Fidelity Investments Short Term Investment Fund*                                               9,876,069

Participant Loans:
Loans to Participants                                                                          6,783,366
                                                                                           --------------
Total investments                                                                           $616,251,448
                                                                                          ---------------

 *Party in interest transaction.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Employee Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION (Name of Plan)



                                          BY: /s/   Patricia Clifford
                                                 _____________________________
                                                    Patricia Clifford
                                           Vice President of Human Resources


                                          BY: /s/   Mary Jane Raymond
                                                 _____________________________
                                                    Mary Jane Raymond
                                           Vice President & Corporate Controller




Date: June 26, 2003

                                                                     Exhibit 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-46826) of The Dun & Bradstreet Corporation of our report dated May 30, 2003 relating to the financial statements of the Profit Participation Plan of The Dun & Bradstreet Corporation, which appears in this Form 11-K.


PricewaterhouseCoopers LLP
New York, NY
June 26, 2003

                                                                     Exhibit 99

                             CERTIFICATION PURSUANT TO
                              18 U.S.C. SECTION 1350,
                               AS ADOPTED PURSUANT TO
                   SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of The Profit Participation Plan of The Dun and Bradstreet Corporation on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patricia A. Clifford, Vice President of Human Resources of The Dun and Bradstreet Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


/s/ Patricia A. Clifford
----------------------------------
Patricia A. Clifford
Vice President of Human Resources
(Equivalent of Principal Executive Officer of the Plan)

June 26, 2003





A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to The Dun & Bradstreet Corporation and will be retained by The Dun & Bradstreet Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                     Exhibit 99


                             CERTIFICATION PURSUANT TO
                              18 U.S.C. SECTION 1350,
                               AS ADOPTED PURSUANT TO
                   SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of The Profit Participation Plan of The Dun and Bradstreet Corporation on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mary Jane Raymond, Vice President and Corporate Controller of The Dun and Bradstreet Corporation, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


/s/ Mary Jane Raymond
--------------------------------
Mary Jane Raymond
Vice President and Corporate Controller
(Equivalent of Principal Financial Officer of the Plan)

June 26, 2003





A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to The Dun & Bradstreet Corporation and will be retained by The Dun & Bradstreet Corporation and furnished to the Securities and Exchange Commission or its staff upon request.